Via EDGAR
June 8, 2009
Mr. Larry Spirgel
Ms. Melissa Hauber
Mr. Robert S. Littlepage, Jr.
Mr. John Harrington
Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed on September 15, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008 File No.0-13375
Ladies and Gentlemen:
     This serves to formalize the materiality analysis referenced in our May 29, 2009 supplemental response to your question number 14 from your letter dated March 12, 2009 related to the above referenced filings of LSI Industries Inc.
Background:
As of June 30, 2008, the operating segments that contained goodwill prior to the impairment charges recorded in fiscal 2008 and 2009 are listed below:

Original Impairment Recorded
Lighting Solutions Plus Reporting Unit:
LSI Ohio	$11,185,000 goodwill	(fully impaired-12/08)
LSI Greenlee Lighting	$135,000 goodwill	(fully impaired-12/08)

Graphics Solutions Plus Reporting Unit:
Grady McCauley	$21,091,000 goodwill	(fully impaired-6/08)
LSI Retail Graphics	$2,939,000 goodwill	(fully impaired-6/08)

June 8, 2009

LSI Saco Reporting Unit	• $3,119,000 goodwill	(fully impaired-6/08)
LSI Adapt Reporting Unit	• $3,731,000 goodwill	(partially impaired-12/08)

•   This reporting unit had originally been properly tested at the operating segment level; therefore, re-performance of the goodwill impairment tests was not necessary.
We have re-performed the goodwill impairment tests in the reporting periods described below in which we experienced triggering events and our annual testing date to disaggregate the testing results of those reporting units that had been aggregated into our Lighting Solutions Plus Reporting Unit and our Graphics Solutions Plus Reporting Unit. We completed step 1 of the goodwill impairment tests at the disaggregated operating segment level, and where necessary, also completed step 2 testing.
Additionally, we have considered whether any impairment indicators were present at the operating segment level in the interim periods of the fiscal years 2006, 2007, 2008, and 2009, other than as previously identified in the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009, and do not believe there were indicators in any of those other interim periods that would have necessitated an impairment analysis other than at the dates historically performed. The recent impairment charges taken in fiscal years 2008 and 2009 were driven by lower projections for our business in future periods because of current economic conditions and uncertainties.
Results of Revised Goodwill Impairment Testing:
Our annual goodwill testing date is July 1. Therefore, we performed step 1 of the revised goodwill impairment test as of July 1, 2006, July 1, 2007, and July 1, 2008. We also performed step 1 of the revised goodwill impairment test as of December 31, 2008 because we believed there were indicators of potential impairment during that interim period. Based on the results of those tests, we performed step 2 of the revised goodwill impairment test for the following individual reporting units at the time period(s) indicated:

Grady McCauley	July 1, 2008
LSI Retail Graphics	July 1, 2008 and December 31, 2008
LSI Ohio	December 31, 2008
Because the conditions that triggered the results of the July 1, 2008 impairment test also existed as of June 30, 2008, the goodwill impairment was recognized in the fourth quarter of fiscal 2008. Therefore, the following references to goodwill impairments as of June 30, 2008 resulted from the July 1, 2008 test.
The results of these new goodwill impairment tests for each reporting unit are as indicated in the discussion below.

June 8, 2009

Grady McCauley

Impairment reported on 6/30/08 Form 10-K	$21,091,000
Actual impairment per step 2 revised testing	20,833,000

Error in Q4 2008 and FY 2008	$258,000

The step 2 testing performed on this individual reporting unit indicated that the goodwill of $21,091,000 was not fully impaired as of June 30, 2008, but rather was partially impaired and that $258,000 should have remained on the financial statements of this reporting unit as of June 30, 2008.
Because we believed that potential impairment triggering events were evident, we performed an additional step 1 goodwill impairment test for the Grady McCauley reporting unit at December 31, 2008, and determined that the remaining goodwill of $258,000 was not impaired.
LSI Retail Graphics

Impairment reported on 6/30/08 Form 10-K	$2,939,000
Actual impairment per step 2 revised testing	2,223,000

Error in Q4 2008 and FY 2008	$716,000

The step 2 testing performed on this individual reporting unit indicated that the goodwill of $2,939,000 was not fully impaired as of June 30, 2008, but rather was partially impaired and that $716,000 should have remained on the financial statements of this reporting unit as of June 30, 2008.
Because we believed that potential impairment triggering events were evident, we performed step 1 and step 2 goodwill impairment tests for the LSI Retail Graphics reporting unit at December 31, 2008, and determined that this remaining goodwill was fully impaired as of December 31, 2008. As a result, with respect to the LSI Retail Graphics reporting unit for the three and six month periods ended December 31, 2008, goodwill impairment expense was understated by $716,000. However, the amount reported as goodwill for LSI Retail Graphics on the consolidated balance sheet as of December 31, 2008 ($0) was correct.
LSI Ohio

Impairment reported on 12/31/08 Form 10-Q		$11,185,000
Actual impairment per step 2 revised testing		11,185,000

Error in Q2 2009	$	none

We performed step 1 of the revised goodwill impairment test for LSI Ohio at June 30, 2008 and December 31, 2008. We determined that this goodwill was not impaired at June 30, 2008, but did not pass step 1 of the revised goodwill impairment test at December 31, 2008. These results were unchanged from our original step 1 testing conclusions.

June 8, 2009

The step 2 revised testing performed on this individual reporting unit at December 31, 2008 confirmed our original testing, which indicated that the goodwill of $11,185,000 was fully impaired as we reported and disclosed in the condensed consolidated financial statements in Form 10-Q for the periods ended December 31, 2008.
LSI Greenlee Lighting

Impairment reported on 12/31/08 Form 10-Q	$135,000
Actual impairment per step 1 revised testing	—

Error in Q2 2009	$135,000

We performed step 1 of the revised goodwill impairment test for LSI Greenlee Lighting at June 30, 2008 and December 31, 2008, and determined that this goodwill was not impaired in either period.
Summary of Revised Goodwill Impairment Testing
Below summarizes the pre-tax impact of the errors noted during the revised goodwill impairment testing:

(Income)
Expense
June 2008 — overstatement of pre-tax goodwill impairment
Grady McCauley	$(258,000)
LSI Retail Graphics	(716,000)

Pre-tax adjustment to be made in June 2008	$(974,000)

December 2008 — net understatement of pre-tax goodwill impairment
LSI Greenlee Lighting	$(135,000)
LSI Retail Graphics	716,000

Pre-tax adjustment to be made in December 2008	581,000

Net overstatement of goodwill impairments through December 2008	$(393,000)

Net understatement of goodwill at December 31, 2008	$(393,000)

Materiality Analysis:
Assessment of Error
In order to evaluate the differences above, we performed an analysis of the materiality of the errors, considering quantitative measures under both the “iron curtain” and “rollover” methods, as well as a number of qualitative factors, as described in SAB Topic 1.M. and 1.N.
In addition to our conclusion that these errors were quantitatively immaterial (see quantitative measures section below), the primary qualitative factor that we considered in our materiality

June 8, 2009

analysis was the perceived importance that a reasonable investor placed on goodwill impairments. It is our belief that a reasonable investor would exclude the goodwill impairments from our operating results to evaluate the ongoing prospects of our business. Therefore, when LSI issued its earnings releases to report operating results for these periods, we made a non-GAAP presentation of earnings which isolated or excluded the impact of the goodwill impairments. This was done so investors could better consider the trend of operating results independent of and excluding non-cash events such as the goodwill impairments. The Company’s chief operating decision maker also receives information in the form of this non-GAAP presentation excluding any goodwill impairment as one of the metrics used to manage the business.
In addition, following the June 2008 and December 2008 goodwill impairments, we reviewed the reports of the four sell-side analysts who publish written reports on LSI Industries. While the existence of the impairment is mentioned, their forecast models and comments about past and future expected operating performance all exclude the goodwill impairments1. Additionally, during the quarterly investor calls, periodic investor conferences in which LSI has participated, and in routine conversations with these same analysts or investors, very few questions ever came up regarding the goodwill impairments2. This confirms LSI’s belief that goodwill and goodwill impairments are of lesser importance to a reasonable investor than our core results from operations.
Quantitative Measures
Several quantitative measures of the materiality of the misstatement of goodwill impairment in the periods ended June 30, 2008 and December 31, 2008 are presented in Attachment 1 to this supplemental response letter. We believe these errors in both periods are quantitatively immaterial under both the iron curtain and rollover approaches for evaluating materiality in accordance with SAB Topic 1.M. and 1.N.
Qualitative Factors
Several qualitative factors, in conjunction with the quantitative measures must be considered as the materiality of the adjustments or misstatements is evaluated. These items, in addition to the primary qualitative consideration mentioned above, are as follows:
1.	Operating income, without regard to goodwill impairment expense, is a critical metric to management’s evaluation of operating performance and is presented as such in LSI’s internally reported financial information. LSI’s Chief Operating Decision Maker (CEO and President) and its Board of Directors receive information quarterly reporting the trend of operating income excluding goodwill impairment expense.

[1]	Based on review of August 2008 and January 2009 analyst reports, which are the periods immediately following the reporting of the goodwill impairment charges, goodwill impairment is only mentioned in terms of removal or exclusion from discussion of LSI’s future expected operating performance.

[2]	Only two questions were raised regarding the goodwill impairment charges, which related to how the test was performed, and how much of the goodwill impairment recorded as of June 30, 2008 related to LSI Saco (LSI’s most recent acquisition).

June 8, 2009

2.	No LSI executive or management compensation or incentive compensation was affected by the impact of the misstatement of goodwill impairment expense in fiscal 2008 or 2009. In fact, in the operation of LSI’s discretionary incentive compensation plan, the Compensation Committee excludes goodwill impairment expense when considering the performance metrics for that plan.

3.	There is no impact on LSI’s loan covenant compliance for its lines of credit related to any misstatement of goodwill on the consolidated balance sheet or of goodwill impairment expense. The loan covenants, for instance, consider tangible net worth, which excludes goodwill.

4.	LSI’s operating results for the June 2008 and December 2008 periods, excluding any amount of goodwill impairment expense, were below “street” estimates (which also did not include any goodwill impairment expense). Therefore, the reporting of a revised or corrected goodwill impairment expense would not have impacted the comparison of our results to the analyst estimates.

5.	The misstatement of goodwill impairment expense was not intentional.

6.	The misstatement of goodwill impairment expense did not mask a change in the earnings trend of LSI, would not have changed a loss into income, or vice versa.

7.	The misstatement of goodwill impairment expense does not affect LSI’s compliance with any regulatory requirements.

8.	Historically, we have disclosed results of operations in two reportable segments. We do not highlight or differentiate one of our reportable segments as being more important or more significant to our long-term operations than the other. Therefore, the misstatement of goodwill impairment expense is not considered by management to be important in assessing future profitability of our operations.
Conclusion regarding Materiality:
It is the opinion of LSI management and its Board of Directors, after full consideration of all quantitative and qualitative factors, that the impact of misstatements of goodwill impairment expense on previously issued financial statements for the year ended June 30, 2008 and periods ended December 31, 2008 is not material.
As noted in our May 29, 2009 supplemental response, as a result of the conclusion that a material weakness exists, we intend to amend our June 30, 2008 Form 10-K and our Form 10-Qs for the quarterly periods ended September 30, 2008 and December 31, 2008, to revise management’s report on internal control over financial reporting, and disclosure controls and procedures. We also intend to correct the known errors associated with the re-performance of our goodwill testing in applicable Form 10-K/A and Form 10-Q/A filings (as referenced above), reflecting the adjustments as immaterial restatements.
With respect to goodwill impairment testing in the future, LSI will properly identify and disclose its reporting units according to paragraph 30 of SFAS 142 and will perform impairment tests at the lower of the operating segment or component level.

June 8, 2009

In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing sufficiently addresses your comments. LSI appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 793-3200.
Sincerely,
LSI INDUSTRIES INC.
/s/ Ronald S. Stowell
Ronald S. Stowell
Vice President, Chief Financial Officer and
          Treasurer
cc: F. Mark Reuter, Esq.

LSI INDUSTRIES INC.	ATTACHMENT 1
Quantitative Measures

Increase (Decrease); $ in thousands except per share	Statement of Operations				Balance Sheet
		Operating	Net
	Goodwill	income	income			Total	Retained	Total
	Impairment	(loss)	(loss)	EPS	Goodwill	Assets	Earnings	Equity
Amounts Actually Recorded

Quarter Ended June 30, 2008	27,149	(31,905)	(26,495)	(1.22)	15,051	183,540	66,851	148,516
Year Ended June 30, 2008	27,149	(11,944)	(13,722)	(0.63)	15,051	183,540	66,851	148,516

Quarter Ended December 31, 2008	12,669	(13,426)	(13,062)	(0.60)	2,382	157,267	52,162	134,407
YTD December 31, 2008	12,669	(9,210)	(10,375)	(0.48)	2,382	157,267	52,162	134,407

Iron Curtain Approach

Quarter Ended June 30, 2008 (a)	26,175	(30,931)	(25,821)	(1.18)	16,025	184,514	67,525	149,190
Year Ended June 30, 2008 (a)	26,175	(10,970)	(13,048)	(0.60)	16,025	184,514	67,525	149,190

Quarter Ended December 31, 2008 (a)	12,276	(13,033)	(12,703)	(0.58)	2,775	157,660	52,521	134,766
YTD December 31, 2008 (a)	12,276	(8,817)	(10,016)	(0.46)	2,775	157,660	52,521	134,766

Quarter Ended June 30, 2008 Error	(974)	974	674	0.03	974	974	674	674
Diff. as a % of corrected amounts	-3.72%	-3.15%	-2.61%	-2.61%	6.08%	0.53%	1.00%	0.45%

Year Ended June 30, 2008 Error	(974)	974	674	0.03	974	974	674	674
Diff. as a % of corrected amounts	-3.72%	-8.88%	-5.17%	-5.17%	6.08%	0.53%	1.00%	0.45%

Quarter Ended December 31, 2008 Error	(393)	393	359	0.02	393	393	359	359
Diff. as a % of corrected amounts	-3.20%	-3.02%	-2.83%	-2.83%	14.16%	0.25%	0.68%	0.27%

YTD December 31, 2008 Error	(393)	393	359	0.02	393	393	359	359
Diff. as a % of corrected amounts	-3.20%	-4.46%	-3.58%	-3.58%	14.16%	0.25%	0.68%	0.27%

Rollover Approach

Quarter Ended June 30, 2008 (a)	26,175	(30,931)	(25,821)	(1.18)	16,025	184,514	67,525	149,190
Year Ended June 30, 2008 (a)	26,175	(10,970)	(13,048)	(0.60)	16,025	184,514	67,525	149,190

Quarter Ended December 31, 2008 (a)	13,250	(14,007)	(13,377)	(0.61)	2,775	157,660	52,521	134,766
YTD December 31, 2008 (a)	13,250	(9,791)	(10,690)	(0.49)	2,775	157,660	52,521	134,766

Quarter Ended June 30, 2008 Error	(974)	974	674	0.03	974	974	674	674
Diff. as a % of corrected amounts	-3.72%	-3.15%	-2.61%	-2.61%	6.08%	0.53%	1.00%	0.45%

Year Ended June 30, 2008 Error	(974)	974	674	0.03	974	974	674	674
Diff. as a % of corrected amounts	-3.72%	-8.88%	-5.17%	-5.17%	6.08%	0.53%	1.00%	0.45%

Quarter Ended December 31, 2008 Error	581	(581)	(315)	(0.01)	393	393	359	359
Diff. as a % of corrected amounts	4.38%	4.15%	2.35%	2.35%	14.16%	0.25%	0.68%	0.27%

YTD December 31, 2008 Error	581	(581)	(315)	(0.01)	393	393	359	359
Diff. as a % of corrected amounts	4.38%	5.93%	2.95%	2.95%	14.16%	0.25%	0.68%	0.27%

(a)	Represents amount if corrected